SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Uniti Group Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

91325V108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91325V108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,475,739
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,475,739
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,475,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 91325V108	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Uniti Group Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10802 Executive Center Drive, Benton Building, Suite 300, Little Rock, Arkansas 72211.

Item 2 (a).	NAME OF PERSON FILING

This statement on Schedule 13G is filed by Elliott Investment Management L.P., a Delaware limited partnership (“EIM” or the “Reporting Person”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and together with Elliott, the “Elliott Funds”), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries.

The general partner of EIM is Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”). Paul E. Singer (“Singer”) is the sole managing member of EIM GP.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of EIM, EIM GP and Singer is Phillips Point, East Tower, 777 South Flagler Drive, Suite 1000, West Palm Beach, FL 33401.

Item 2(c).	CITIZENSHIP

EIM is a limited partnership formed under the laws of the State of Delaware.

EIM GP is a limited liability company formed under the laws of the State of Delaware.

Singer is a U.S. citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP NUMBER

91325V108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

CUSIP No. 91325V108	13G	Page 4 of 6 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G is calculated based upon 232,749,009 Shares reported to be outstanding as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

CUSIP No. 91325V108	13G	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91325V108	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President